Exhibit 21

CRAWFORD UNITED

Subsidiaries of Registrant

COMPANY NAME	STATE OF INCORPORATION

Crawford AE LLC	Ohio

CAD Enterprises, Inc.	Arizona

Data Genomix LLC	Ohio

Federal Hose Manufacturing LLC	Ohio

Global-Tek-Manufacturing LLC	Puerto Rico

Komtek Forge LLC	Massachusetts

MTA Acquisition Company LLC	Delaware

Marine Products International LLC	Ohio

Supreme Electronics Corp.*	Mississippi

The Friendly Patch Company LLC	Ohio

Waekon Corporation*	Ohio

*inactive